Amendment No. 2 to
                                                            SEC File No. 70-9529

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                 Jersey Central Power & Light Company ("JCP&L")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605

        (Name of company filing this statement and address of principal executive office)

                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Scott L. Guibord, Secretary             120 West 45th Street
Michael J. Connolly, Esq.               New York, New York 10036
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary
Jersey Central Power & Light
Company
2800 Pottsville Pike
Reading, Pennsylvania  19605

                   (Names and addresses of agents for service)


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      JCP&L hereby amends its Application on Form U-1,  docketed in SEC File No.
70-9529, as heretofore amended, as follows:

      1.    By amending Item 1 thereof to read in its entirety as follows:
            JCP&L, a public utility subsidiary of GPU, a registered holding company, hereby requests authority through December 31, 2001: (1) to form a new direct or indirect wholly-owned subsidiary ("Special Purpose Issuer") which will be any one of the following -- a trust, corporation, limited liability company or partnership; (2) to acquire all of the common equity interests in the Special Purpose Issuer; (3) to transfer to the Special Purpose Issuer, directly or indirectly, bondable transition property ("BTP") in exchange for the net proceeds from the sale of the transition bonds; (4) for the Special Purpose Issuer to issue and sell transition bonds from time to time through December 31, 2001; and (5) to enter into the Servicing Agreement on the terms discussed below. Such transaction is commonly referred to as "securitization". JCP&L requests that the Servicing Agreement be exempted from the requirements of
Section 13(b) of the Act. In addition, JCP&L hereby requests authority to form one or more additional wholly owned corporate subsidiaries which, if formed, will directly or indirectly own the Special Purpose Issuer.

            B. On February 9, 1999,  New Jersey  enacted the Electric  Discount and Energy  Competition  Act, P.L.  1999, c. 23 (N.J.S.A.  48:3-49 et seq.) (the
"Competition   Act")  to  restructure  the  electric  utility  and  natural  gas industries in New Jersey.
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The Competition Act requires New Jersey electric utilities,  including JCP&L, to unbundle electric services into separate charges for, among other things, customer account services (metering and billing), distribution, transmission and generation. While the New Jersey electric generation market will be opened to competition effective August 1, 1999, electric distribution and, at least initially, customer account services will continue to be regulated by the New Jersey Board of Public Utilities (the "BPU" or the "Board"). Transmission services will be provided by the New Jersey electric utilities pursuant to an open access transmission tariff filed with the Federal Energy Regulatory Commission ("FERC"). Under the Competition Act, New Jersey's electric utilities must reduce rates by at least 10% over three years. The Competition Act requires utilities to submit restructuring plans to the BPU, which include claims for each utility's "stranded costs" -- i.e., costs relating to utility investments and power purchase commitments that would have been recoverable in a regulated environment but are not expected to be recoverable as a result of the introduction  of competition  in the  generation  market.  The  Competition  Act
expressly   recognizes  the  following  potential  sources  of  stranded  costs:
utility-owned   generation;   power  purchase  agreements  ("PPAs")  with  other
utilities; and PPAs with non-utility generators ("NUGs"). Utilities may recover these stranded costs from their distribution customers through a non-bypassable market transition charge ("MTC"), subject to approval by the BPU based upon, among other things, the Board's findings as to the

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utility's use of all reasonably  available mitigation measures and an assessment of the full market value of the subject generation assets or PPAs. The MTC recovery is generally limited to eight years except that the BPU may permit: (1) stranded costs associated with NUG PPAs to be recovered over the term of each contract; (2) stranded costs related to certain generation assets to be recovered over eleven years; and (3) the MTC recovery period to be extended to achieve the mandatory rate reductions.

            C. The Competition Act provides for the use of securitization to facilitate utility restructurings by empowering the BPU, at the request of a utility to authorize such utility, directly or indirectly, to issue transition bonds in order to recover and/or finance a portion of its stranded costs and assist in achieving compliance with the rate reduction requirements of the Competition Act. Utilities must apply to the BPU for a bondable stranded costs rate order authorizing the issuance of transition bonds and approving the amount of the initial transition bond charge ("TBC") to be imposed on all retail electric distribution customers.

            D. Under the Competition Act, the BPU may authorize the issuance of transition bonds if (1) the utility has taken reasonable measures to mitigate stranded costs and has the appropriate incentives or plans to do so in the future; (2) the utility will not otherwise be able to achieve the level of rate reduction deemed by the BPU to be necessary and appropriate, absent the issuance of the transition bonds; (3) the issuance of the transition bonds will provide tangible and quantifiable

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benefits for  ratepayers;  and (4) the structuring and pricing of the transition bonds assure that ratepayers will pay the lowest possible TBC consistent with market conditions and the terms of the related bondable stranded costs rate order. In general, a utility may issue transition bonds in an amount of up to 75% of the total amount of eligible stranded costs attributable to its owned generation assets. However, up to the full amount of the stranded costs attributable to any remaining generation assets may be securitized if the utility divests a majority of its generation assets and has established the stranded cost amount attributable to such remaining assets with certainty.(1)

            E. Further, under the Competition Act, the transition bonds may have a scheduled amortization upon issuance of up to 15 years with respect to stranded costs related to utility-owned generation assets and up to the remaining term of a PPA with respect to stranded costs related to a buyout or buydown of such PPA. In general, the TBC is a separate, non-bypassable charge that will be assessed against all retail electric distribution customers, regardless of whether they continue to purchase electricity from the distribution utility. The TBC will be a usage-based charge that will be sufficient to recover the principal of and interest on the transition bonds and all other costs associated with the issuance of the transition bonds, including costs of credit enhancements, costs of retiring existing debt and preferred equity, costs of defeasance,

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1     This provision  generally  applies to the Company's  Oyster Creek
Nuclear Generating Station ("Oyster Creek").

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servicing  fees and certain other related fees and  expenses.  The  relationship between collections of the TBC and the debt service and expense requirements on the transition bonds will likely be dependent upon, among other things, the utility's ability to forecast: (1) sales; (2) delinquencies and charge-offs; and
(3) payment lags.

            F. In July 1997, at the direction of the Board in anticipation of the adoption of the Competition Act, JCP&L filed its restructuring plan with the Board which, among other things, unbundled generation from transmission and distribution. The restructuring plan was the subject of extensive hearings and negotiations, which resulted in a settlement which the BPU approved with some modification. The Board issued a Summary Order with respect to such approval on May 24, 1999, and a detailed Final Order is expected shortly. Among other things, the Board's Summary Order authorizes JCP&L to effect the securitization transaction described in paragraph G.

            G. On August 25, 1999, JCP&L filed a petition with the BPU seeking a bondable stranded costs rate order to authorize securitization of the stranded costs attributable to JCP&L's projected net investment in Oyster Creek at September 1, 2000, net of deferred income taxes and investment tax credits attributable to the plant. Such amounts relating to Oyster Creek, which would otherwise be recoverable from JCP&L's ratepayers through the MTC commencing August 1, 1999, will be

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collected  via the TBC  once  JCP&L  has  securitized  such  amounts.(2)  In its petition, JCP&L is seeking BPU authorization to issue approximately $420 million of transition bonds representing approximately $400 million of the projected Oyster Creek net investment (gross plant, less accumulated depreciation and accumulated deferred income taxes, including the additional deferred income taxes resulting from the retirement of Oyster Creek) at September 1, 2000 and an estimated $20 million of transaction costs, including related fees and expenses of issuance and sale of the transition bonds, and to refinance or retire its debt and preferred equity.(3)

            H. The TBC will remain in effect until all principal, interest and other costs on the related transition bonds are paid in full, and will be adjusted at least annually, in accordance with the Competition Act, to insure full payment of debt service and expenses. Under the Competition Act, neither the BPU nor any other governmental entity may rescind, alter, repeal, modify or amend a bondable stranded costs rate order, and the State may not limit, alter or impair any BTP(4) or associated rights. The

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2     On October  15,  1999,  GPU signed an  agreement  with  AmerGen  Energy
Company LLC,
pursuant to which GPU will sell Oyster Creek to AmerGen for $10 million.

3     The BPU has also  authorized  JCP&L to defer certain costs on its books and to securitize the resulting deferred balances, if any. JCP&L is not seeking Commission authority to securitize such balances now, but will request such authority if and when JCP&L files a separate petition with the BPU with respect thereto.

4     Under the Competition  Act,  Bondable  Transition  Property (BTP),  the
statutory and regulatory right to collect the TBC, is defined as "the property consisting of the irrevocable right to charge, collect and receive, and be paid from collections of, transition bond charges in the amount necessary to provide for the full recovery of bondable stranded costs which are determined to be recoverable in a bondable stranded costs rate order . . . ." N.J.S.A. 48:3-51.

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transition  bonds will not  constitute  a debt or  liability  of the State or of
JCP&L, but only of the Special Purpose Issuer.

            I. The BTP and the related TBC revenue stream are isolated from any credit risk associated with the utility because the utility will have transferred them to the Special Purpose Issuer, which will be structured to be a "bankruptcy remote" assignee. The Special Purpose Issuer, which is anticipated to be a Delaware limited liability company, will issue transition bonds secured by the BTP and the TBC revenue stream. The securitization will be structured so that the transfer of the BTP will be treated as an absolute transfer of all of the JCP&L's right, title and interest in the BTP as in a true sale, and not as a pledge or other financing, other than for Federal and State income and franchise tax purposes and for certain financial reporting purposes.

            J. As the TBC is imposed upon and collected from ratepayers, such amounts will be used to pay principal and interest on the transition bonds, as well as fees and expenses related to the securitization transaction.

            K. The securitization structure outlined above will enhance the creditworthiness of the transition bonds because the underlying securitized assets (the BTP and its associated TBC revenue stream) are isolated from the risks associated with the other assets of JCP&L, once transferred to the Special Purpose Issuer. Moreover, as discussed above, the State under the Competition Act may not reduce the value of the BTP or TBC until the transition bonds are fully discharged, and the BPU's bondable

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stranded  costs rate  order is  irrevocable  under the  Competition  Act.  These aspects of the securitization transaction will enable the transition bonds to obtain a higher credit rating than the existing debt instruments of JCP&L. JCP&L understands that all other utility securitization bonds have received the
highest   possible  credit  rating  from  the  principal  rating  agencies  and, accordingly, believes that it is reasonable to expect that its transition bonds will receive such credit rating, although JCP&L has received no such assurances from any of such rating agencies.

            L. Pursuant to a "Sale Agreement", JCP&L will transfer the BTP created by the irrevocable bondable stranded costs rate order to the Special Purpose Issuer in exchange for the net proceeds from the sale of the transition bonds. Such transfer will be treated as a true sale, and not as a secured financing, for bankruptcy purposes. The Special Purpose Issuer initially will be capitalized (at least 0.5% of the total principal amount of the transition bonds) through a direct or indirect capital contribution by JCP&L. The Special Purpose Issuer will deposit the capital contribution amount into a "Capital Subaccount."

            M. The actual amount of the TBC will be sized to provide for collection of an amount beyond that needed to pay expected costs and debt service on the transition bonds (the "Overcollateralization Amount"). The Overcollateralization Amount, which will be collected ratably over the expected term of the transition bonds, will enhance the creditworthiness of the

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transition    bonds   and   will   be   deposited   into   a   subaccount   (the
"Overcollateralization Subaccount").
            N. JCP&L, as the servicer of the TBC revenue stream, will remit monthly (or more frequently) all amounts collected in respect of the TBC to a collection account maintained by the indenture trustee for the benefit of the holders of the transition bonds (the "Collection Account"). The Special Purpose Issuer will periodically pay out of the Collection Account, among other amounts authorized by the BPU, trustee fees, servicing fees, administrative fees, operating expenses, accrued but unpaid interest on all classes of the transition bonds, and principal (to the extent scheduled) on transition bonds. Any remaining balance in the Collection Account will be used to restore the Capital Subaccount, fund and replenish the Overcollateralization Subaccount (to the required scheduled level), and then be added to reserves (the "Reserve Subaccount").

            O. JCP&L requests authority for the Special Purpose Issuer to issue up to $587 million aggregate principal amount of transition bonds. That amount will include the approximately $400 million(5) attributable to the stranded costs associated with JCP&L's projected net investment in Oyster Creek at September 1, 2000, net of deferred income taxes and investment tax credits attributable to the plant, and will also include an estimated $20 million of transaction costs. The BPU initially

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5     The exact amount will be  determined at the time the  transition  bonds are issued based on JCP&L's expected net investment in Oyster Creek at September 1, 2000. At the time of issuance, JCP&L will project its net investment based upon, among other things, projected expenses associated with future depreciation and projected capital improvements.

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approved  JCP&L's  securitization  of these  amounts in the  Summary  Order.  In addition to such $400 million, on December 14, 1999 JCP&L filed an amendment to its securitization petition with the Board seeking authority to allow the Special Purpose Issuer to issue additional transition bonds of up to $167 million. These additional transition bonds would securitize $78 million, net of taxes, associated with JCP&L's deposit of this amount into the Oyster Creek decommissioning trust in connection with the closing of the pending sale of the plant and up to $89 million associated with the costs of a refueling outage for Oyster Creek scheduled for the fall of 2000 which will be funded by JCP&L. Thus, the maximum amount of transition bonds which JCP&L is currently seeking authority to issue is $587 million which includes the initial $400 million and the accompanying $20 million of transaction costs; $78 million related to the decommissioning amounts; and $89 million related to the refueling outage amounts.

                  The Special Purpose Issuer may issue transition bonds in one or more series, and each such series may be issued in one or more classes. Different series may have different maturities and interest rates and each series may have classes with such maturities, interest rates and other terms as JCP&L shall determine from time to time in the future. The TBC for each series will be structured to provide for the recovery of the principal amount of the related transition bonds and the related interest, fees and expenses. There will be a date on which each of the transition bonds is expected to be repaid and a legal final maturity date by which the transition bonds must be repaid.

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Neither the expected  final  maturity nor the legal final maturity will be later than 15 years and 17 years, respectively, from the date of issuance of the related transition bonds. The expected final maturity date must be earlier than the legal final maturity date to meet rating agency requirements because the TBC is calculated by taking into account projections of such variables as the anticipated level of charge-offs, delinquencies, and usage, which may differ from the amounts actually experienced.

            P. Pursuant to a Servicing  Agreement  between JCP&L and the Special
Purpose Issuer, JCP&L will act as a servicer of the TBC revenue stream. In this capacity, JCP&L will, among other things: (1) bill customers and make collections on behalf of the Special Purpose Issuer and (2) file with the BPU for periodic adjustments to the TBC to achieve a level which allows for payment of all debt service and full recovery of amounts authorized by the Board to be collected through the TBC in accordance with the expected amortization schedule for each series and class of transition bonds. JCP&L may, subject to certain conditions, subcontract with other companies to carry out some of its servicing responsibilities.

            Q. JCP&L will be entitled to receive a servicing fee for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement. The servicing fee must be comparable to one negotiated at arms-length, which would be reasonable and sufficient for a similar, unaffiliated entity performing similar services. This rating agency requirement is meant to assure that the Special Purpose

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Issuer would be able to operate independently and, accordingly,  the fee must be increased to retain a third party servicer if for any reason JCP&L could not continue to perform these services. JCP&L anticipates that the servicing fee will be set at approximately $400,000 annually. This fee may not reflect JCP&L's actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13 (b) of the Act and Rules 90 and 91 thereunder. Thus, JCP&L is seeking an exemption from these requirements. The $400,000 annual amount is JCP&L's best current estimate of its costs to perform its services under the Servicing Agreement.

            R. Any successor to JCP&L pursuant to any merger, consolidation, bankruptcy, reorganization or other insolvency proceeding will be required to assume JCP&L's obligations under the Sale Agreement and the Servicing Agreement and under the Competition Act.

            S. Personnel employed by GPU Service, Inc. ("GPUS") will provide ministerial services on an as-needed basis to the Special Purpose Issuer pursuant to an administration agreement ("AA") to be entered into between the Special Purpose Issuer and GPUS. The services to be provided will consist primarily of internal administrative matters relating to the Special Purpose Issuer such as providing notices required under its transition bond documentation, maintaining its books and records and maintaining authority to do business in appropriate jurisdictions. Under the AA, the Special Purpose Issuer will reimburse GPUS for the cost of the services provided, computed in

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accordance with Rules 90 and 91 under the Act, as well as other applicable rules and regulations. As described above, JCP&L will be retained under the Servicing Agreement to collect and manage the BTP and associated TBC revenues and to make appropriate filings with the BPU.

            T. JCP&L will use the net proceeds from the sale of the transition bonds to reduce eligible stranded costs through the retirement of debt or equity, or both, as permitted by the Competition Act. JCP&L's unbundled rates being implemented in connection with its restructuring filing provide for the savings from the transition bonds to be passed through to customers. In accordance with the Competition Act and the Summary Order, the application of the proceeds from the sale of the transition bonds will not substantially alter JCP&L's capital structure, as assessed by the Board.(6) Exhibit J hereto provides pro forma capitalization tables at December 31, 1999 from both JCP&L and GPU, which take into account the use of proceeds of the transition bonds. The tables demonstrate that both JCP&L's and GPU's common stock equity to total capitalization ratio will remain above 30% after the securitization.

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6     The  issuance  of the  entire  $587  million of  transition  bonds will decrease JCP&L's and GPU's consolidated common equity ratio from 49.7% to approximately 39.8%, and from 30.6% to 30.2%, respectively, on a "per books" basis, because applicable accounting principles require that the transition bonds be shown as debt on the consolidated financial statements of JCP&L and GPU. However, the transition bond-related debt is non-recourse to JCP&L, and thus is non-recourse to GPU, and the principal and interest on the transition bonds are not serviced by JCP&L's or GPU's revenues. Therefore, rating agencies will exclude the transition bonds as debt for purposes of assessing JCP&L's and GPU's financial ratios. The Board will similarly exclude the transition bonds in assessing JCP&L's financial ratios. Exhibit J contains projected pro forma capitalization tables for both GPU and JCP&L, both including and excluding the effect of the transition bonds, as at March 31, 2000.

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            U.  The  specific   steps  to  be  taken  by  JCP&L  to  reduce  its
capitalization will depend, in large part, on the date on which the proceeds from the sale of transition bonds become available, the then prevailing market conditions, and the circumstances at that time.

            V.    Rule 53 Analysis.

            (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its average "consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At December 31, 1999, GPU's average consolidated retained earnings was approximately $2.416 billion, and GPU's aggregate investment in EWGs and FUCOs was approximately $2.172 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $244 million in EWGs and FUCOs as of December 31, 1999.

            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

               (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                   (1)   the  books  and  records  for such EWG will be kept in
                          conformity  with  United  States  generally   accepted
                          accounting principles ("GAAP");

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                    (2)   the  financial  statements  will be  prepared in
                          accordance  with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

               (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

                    (1) the books and records for such subsidiary will be kept in accordance with GAAP;
                    (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and
                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:
                          (1) such entity to maintain books and records in accordance with GAAP; (2) the financial statements of such entity to be prepared in accordance with GAAP; and

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                          (3) access by the Commission to such books and records
                          and  financial   statements  (or  copies  thereof)  in
                          English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's
                          books,   records  or  financial   statements  are  not
                          maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a)
                          (2) (iii) (B) of Rule 53.

            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.
            (iii) Copies of this Application are being provided to the BPU and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(7) In addition, GPU will submit to each such

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7     Pennsylvania Electric Company ("Penelec"),  a public utility subsidiary of GPU, is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

      commission copies of any amendments to this Application and any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transaction.
               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.
               (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.416 billion) represented an increase of approximately $49 million (or approximately 2%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.367 billion).
               (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's

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

financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration. The transactions would not, by themselves, or even when considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.

At December 31, 1999, GPU's common equity and debtrepresented 30.2% and 66.2%, respectively. As set forth in Exhibit H hereto, GPU expects its common equity ratio to increase during 2000 to approximately 35% of consolidated capitalization, principally as a result of the planned sale of certain FUCO investments. Thus, since the date of the November 5 Order, there has been no adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(8)

            GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

            Accordingly,   since  the  date  of  the   November  5  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

            Reference is made to Exhibit G filed herewith which sets forth GPU's consolidated capitalization at December 31, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

-------------
8     The  first  mortgage  bonds of GPU's  public  utility  subsidiaries  --
Penelec, JCP&L and Metropolitan Edison Company -- are rated A+ by Standard & Poors Corporation, and A2, Baa1 and A3, respectively, by Moody's Investor Services, Inc.

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

      2.    By amending Item 3 thereof to read in its entirety as follows:
             The proposed transactions are subject to Sections 6(a), 7, 9, 10, 12(b), 12(f) and 13(b) of the Act and Rules 90 and 91 thereunder.

      3.    By filing the following exhibits in Item 6:

            D-1  - Petition of JCP&L to the BPU seeking  authority to issue the transition bonds.
            D-3  - First  Amendment to petition of JCP&L to the BPU seeking authority to issue the transition bonds.
            J    - Actual and Pro Forma  Capitalization  tables  reflecting the sale of transition bonds.

                                    SIGNATURE

      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                 Jersey Central Power & Light Company

                                 By:    /s/ T. G. Howson
                                    ----------------
                                        T. G. Howson
                                        Vice President and Treasurer

Date:     February 18, 2000






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